Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 25, 2014

Contact:
Kevin Begley, CFO
973) 467-2200, Ext. 220
evin.begley@wakefern.com

Springfield, New Jersey – March 4, 2014 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 25, 2014.

Net income was $2,818,000 in the second quarter of fiscal 2014 compared to net income of $9,104,000 in the second quarter of the prior year.  The second quarter of fiscal 2014 includes a charge for future lease obligations due to the closure of the Morris Plains store of $2,012,000 (net of tax), while the second quarter of the prior year includes income from a partnership distribution of $840,000 (net of tax).  Excluding these two items, net income decreased 42% in the second quarter of fiscal 2014 compared to the prior year primarily due to flat same store sales, higher operating expenses as a percentage of sales and an increase in the income tax rate as a result of an unfavorable New Jersey Tax Court decision related to nexus that occurred in the first quarter of fiscal 2014.

Sales were $392,241,000 in the second quarter of fiscal 2014, an increase of 2.6% compared to the second quarter of the prior year.  Sales increased due to the opening of a replacement store in Hanover Township, New Jersey on November 6, 2013 that serves the greater Morristown area and replaced the Morris Plains store.  Same store sales were flat.  Sales increased in both Maryland stores and in stores that were closed for periods up to eight days in the second quarter of the prior year due to superstorm Sandy.  These increases were offset by decreased sales due to three store openings by competitors and reduced sales in stores that reopened quickly after Sandy in the prior year.  Sales were also negatively impacted by a lack of inflation, reductions in overall SNAP benefits and the prior year including disaster SNAP benefits following Sandy.  Sales continue to be impacted by economic weakness and high unemployment, as consumers continue to spend cautiously by trading down to lower priced items, including private label, and concentrating their buying on sale items.  The Company expects same store sales in fiscal 2014 to range from a decrease of .5% to an increase of 1.0%.

Gross profit as a percentage of sales decreased to 26.86% in the second quarter of fiscal 2014 compared to 26.93% the second quarter of the prior year due to decreased departmental gross margin percentages and higher promotional spending. Gross margins declined in several departments primarily due to investments in lower prices to combat nontraditional competitors. These decreases were partially offset by improved product mix and higher patronage dividends.

Operating and administrative expense as a percentage of sales increased to 23.99% in the second quarter of fiscal 2014 compared to 21.83% in the second quarter of the prior year due to a charge for future lease obligations resulting from the closure of the Morris Plains store, higher payroll, healthcare and snow removal costs, increased legal and consulting fees and pre-opening costs for the greater Morristown replacement store.  Payroll costs increased due to efforts to enhance the customer experience and provide additional services, including the addition and expansion of ShopRite from Home in several of our stores and our Village Food Garden at both the greater Morristown replacement store and the remodeled Livingston store. These increases were partially offset by a reduction in non-union pension expense.  In addition, the second quarter of the prior year included insurance recoveries.

Net loss was $4,012,000 in the six-month period of fiscal 2014 compared to net income of $14,959,000 in the prior year.  Fiscal 2014 includes a $10,052,000 charge to income tax expense as a result of the unfavorable ruling by the New Jersey Tax Court and a charge for future lease obligations due to the closure of the Morris Plains store of $2,012,000 (net of tax), while fiscal 2013 includes income from the national credit card lawsuit of $693,000 (net of tax), income from a partnership distribution of $840,000 (net of tax) and a charge for the settlement of a landlord dispute of $376,000 (net of tax).  Excluding these items from both fiscal years, net income in the six-month period of fiscal 2014 declined 42% compared to the prior year primarily due to flat same store sales, lower gross profit percentages, higher operating expenses as a percentage of sales and an increase in the income tax rate as a result of the New Jersey Tax Court decision.  Sales were $749,287,000 in the six-month period of fiscal 2014, an increase of 1.2% from the prior year. Same store sales decreased .2%.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions;  uninsured losses; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	26 Weeks Ended	26 Weeks Ended
	January 25, 2014	January 26, 2013	January 25, 2014	January 26, 2013

Sales	$392,241	$382,175	$749,287	$740,326

Cost of sales	286,883	279,255	550,223	541,768

Gross profit	105,358	102,920	199,064	198,558

Operating and administrative expense	94,085	83,440	176,437	163,696

Depreciation and amortization	5,416	5,033	10,521	9,942

Operating income	5,857	14,447	12,106	24,920

Income from partnerships	-	1,450	-	1,450

Interest expense	(1,016)	(868)	(1,756)	(1,942)

Interest income	653	683	1,349	1,364

Income before income taxes	5,494	15,712	11,699	25,792

Income taxes	2,676	6,608	15,711	10,833

Net income (loss)	$2,818	$9,104	$(4,012)	$14,959

Net income (loss) per share:
Class A common stock:
Basic	$0.23	$0.76	$(0.32)	$1.31
Diluted	$0.20	$0.65	$(0.32)	$1.07

Class B common stock:
Basic	$0.15	$0.49	$(0.21)	$0.75
Diluted	$0.15	$0.49	$(0.21)	$0.75

Gross profit as a % of sales	26.86%	26.93%	26.57%	26.82%

Operating and administrative expense as a % of sales	23.99%	21.83%	23.55%	22.11%